

Mail Stop 3233

July 29, 2016

<u>Via E-mail</u>
Fred Schiemann
Chief Financial Officer
Mayflower Investment Group Inc.
429 Plumb Lane
Reno, NV 89509

   Re: Mayflower Investment Group Inc.
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed July 11, 2016
     File No. 024-10558

Dear Mr. Schiemann:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 that the loans are not notes under Section 2(a)(1) of the Securities Act. Please provide us with a detailed legal analysis evaluating the economic characteristics of the loans within the framework of the *Reves* four factors test. Please also provide us with an analysis as to whether the loans are investment contracts. Last, please tell us whether the LLC interests are securities, the offer and sale of which should be either registered under the Securities Act of 1933 or exempt from registration. To the extent you intend to rely on an exemption from registration, please provide an analysis of the exemption upon which you intend to rely.

2. On page 20 you state that the company will issue common stock in exchange for a fee that it receives from an investor and that these shares are part of the pool of shares being registered in this offering. Please note that shares to be qualified on this Form 1-A are part of an exempt offering and will not be registered under the Securities Act. In addition, it appears that the future offering of this common stock would constitute a delayed offering, which the company is not eligible to conduct on Form 1-A. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering within the framework of Rule 251(d)(3).

3. On page 1 you state that in most instances, Mayflower Investment Group will not be deemed the owner, but a lienholder, except in the case where the company owns the building lot. On page 20 you state that the title to the property will remain in the name of the investor, or suitable LLC, and that the investor is protected through a first mortgage lien. Please revise to reconcile and clarify the nature of the lien, if any, that Mayflower Investment Group will hold.

4. We note your response to comment 2 and reissue because the referenced disclosure was not revised. The cover page states that you are offering 5 million common shares. Disclosure on page 3 indicates that 10 million shares are being offered, 5 million by the company and 5 million by selling shareholders. Please revise to ensure consistency and clarify if any shares are being qualified for resale by selling shareholders.

Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities